Edoc Acquisition Corp.

7612 Main Street Fisher, Suite 200

Victor, NY 14564

VIA EDGAR

July 25, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Daniel Crawford

Re:	Edoc Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A Filed July 15, 2022 File No. 001-39689

Dear Mr. Crawford:

Edoc Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 22, 2022, regarding Preliminary Proxy Statement on Schedule 14A submitted to the Commission on July 15, 2022. In response to the Staff’s comments, the Company has revised the Preliminary Proxy Statement and is submitting via Edgar an amended proxy statement (the “Preliminary Proxy Statement”) with this response letter. For your convenience, we have repeated below your comments in bold, and have followed each comment with our response.

Preliminary Proxy Statement on Schedule 14A filed July 15, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, we respectfully advise the Staff that the Company has been apprised of an inadvertent error in the sponsor’s calculation of its foreign ownership. Accordingly, we have revised the disclosure on page 12 of the Preliminary Proxy Statement to clarify that non-U.S. members have a 9.4% minority interest in the sponsor. The sponsor is not controlled by a non-U.S. person and, to the best of the Company’s knowledge, other than the above-referenced minority non-U.S. interest in the sponsor, the sponsor does not have substantial ties with any non-U.S. persons. Notwithstanding the Company’s view on this matter, we respectfully advise the Staff that the Company has included a risk factor on page 12 of the Preliminary Proxy Statement to disclose the aforementioned risk and consequences of potential CFIUS review or related restrictions on the Company and its initial business combination.

Additionally, in response to discussions with the Staff on July 22, 2022, we have revised the disclosure on page 11 of the Preliminary Proxy Statement to discuss the risks of the Company potentially becoming subject to the Investment Company Act of 1940, as amended.

We thank you for your review of the foregoing and the Preliminary Proxy Statement. If you have further comments, please feel free to contact to our counsel, Jessica Yuan, Esq., at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Kevin Chen
Kevin Chen
Chief Executive Officer

cc:	Jessica Yuan, Esq.
Ellenoff Grossman & Schole LLP